UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 11, 2022
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1111 Brickell Ave, 10th Floor Miami, FL 33131
(Full mailing address of principal executive offices)
407-553-2453
(Issuer’s telephone number)

here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 12, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC.

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Declaration of Distribution

On July 29, 2022, Here Collection LLC (“Here” or the “company”) paid a distribution per series interest in the amount of $0.018 per series interest of Series #1.  Holders of series interests of Series #1 received the distribution on or about July 29, 2022. For additional information regarding Here and the series interests discussed herein, refer to the most recent Offering Circular (the “Offering Circular”).

Series of Here Collection LLC	Distribution Amount Per Series Interest	Distribution Date
Series #1	$ 0.018	July 29, 2022

Safe Harbor Statement

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Here Investments, Inc. (the “Managing Member”). When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the Managing Member’s current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on October 11, 2022.

Here Collection LLC

By:	Here Investments Inc., its managing member

By:	/s/ Corey Ashton Walters
Name: Corey Ashton Walters
Title: Chief Executive Officer